

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2011

Matthew J. Zouvas
President and Chief Executive Officer
Alternative Energy Media, Inc.
3160 Camino Del Rio South, #310
San Diego, CA 92108

> **Re: Alternative Energy Media, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 18, 2011**
> **File No. 333-176169**

Dear Mr. Zouvas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated October 6, 2011 discussing Mr. Zouvas' professional background. Please revise Mr. Zouvas' biography to discuss the dissolution of Liberty Lead Source. In your revised disclosure, please also clarify whether Mr. Zouvas' involvement in Power-Save involved:

    - the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction; and
    - describe exactly how that company was formed and why.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535 or me, at (202) 551-3264, with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Blair Krueger, Esq.
      The Krueger Group, LLP